KIRKLAND LAKE GOLD REPORTS RECORD ANNUAL AND QUARTERLY PRODUCTION

Toronto, Ontario – January 11, 2018 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASE:KLA) today announced record annual and quarterly production for the full-year and fourth quarter (“Q4 2017”) of 2017, respectively. Comparative information for the full-year and fourth quarter ("Q4 2016") of 2016 includes results for the Fosterville, Cosmo and Stawell mines prior to the merger between Kirkland Lake Gold Inc. and Newmarket Gold Inc. on November 30, 2016 and results for the Holt and Taylor mines prior to the acquisition of St. Andrew Goldfields Ltd on January 26, 2016. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Highlights of 2017 and Q4 2017 operating results:

•	Consolidated full-year 2017 production of 596,405 ounces, beating improved guidance of 580,000 – 595,000 ounces

•	Record full-year production at all operating mines, including 263,845 ounces at Fosterville, 194,237 ounces at Macassa, 66,677 ounces at Holt and 50,764 ounces at Taylor

•	Consolidated quarterly production in Q4 2017 totaling 166,579 ounces, a 9% increase from Q4 2016 and 20% higher than Q3 2017

•	Record quarterly production in Q4 2017 at Fosterville (79,157 ounces), Holt (19,263 ounces) and Taylor (16,538 ounces), second best quarter ever at Macassa (51,608 ounces).

Other 2017 highlights:

•	Strong growth in mineral reserves

o	Fosterville mineral reserves more than doubled in 2017 to 1,030,000 ounces at an average grade of 17.9 grams per tonne (“g/t”)
o	Macassa mineral reserves increased 37% to 2,010,000 ounces at an average grade of 20.8 g/t

•	Improved balance sheet strength

o	Cash and cash equivalents of approximately $230 million at December 31, 2017
o	Debt eliminated: 6.0% convertible debentures repaid June 30, 2017; 7.5% convertible debentures matured December 31, 2017 (converted into 4,505,393 commons shares)

•	Industry-leading shareholder returns

o	KL top performing stock on S&P/TSX Composite Index in 2017 with share price increasing 174.5% (for full-year 2017)
o	Quarterly dividend payment announced in March, doubled to $0.02/share for January 15, 2018 payment
o	5.4 million common shares repurchased for C$76.5 million through normal course issuer bid

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “We had a successful year in 2017, achieving record results at all of our operating mines, beating our improved consolidated production guidance, which had been increased three times during the year, and reporting solid growth in mineral reserves. Particularly encouraging was our strong finish to the year, with Q4 2017 being our best quarter ever for production. Leading the way was Fosterville, where full-year production increased 74% from the previous year, and record fourth quarter results reflected an average grade of 21.5 g/t, by far the highest quarterly average ever achieved by the mine. Over the last year, Fosterville has joined our Macassa mine as one of the world’s highest-grade gold producers, with mineral reserve ounces and the average reserve grade more than doubling and annual production capacity increasing to over a quarter million ounces per year, with more growth to come.

“Looking ahead, we plan to keep building momentum through additional production growth, improved unit costs, as well as further increases to mineral reserves and resources based and continued exploration success.

We will also remain focused on generating shareholder returns through continued operational effectiveness, strong financial performance and disciplined investment for future growth. In addition, we offer a competitive quarterly dividend, with growth potential, and will be opportunistic when it comes to future share repurchases. Supporting all of our activities is a strong balance sheet, with cash and cash equivalents of approximately $230 million at December 31, 2017 and no debt.”

Fourth Quarter and Full-Year 2017 Operating Results

	Q4 2017	Q4 2016	Q3 2017	FY 2017	FY 2016
Fosterville
Ore Milled (tonnes)	118,877	176,242	143,326	547,476	693,066
Grade (g/t Au)	21.5	8.5	14.1	15.8	7.6
Recovery (%)	96.3	92.4	94.7	95.0	90.1
Gold Production (ozs)	79,157	44,406	61,535	263,845	151,755
Macassa
Ore Milled (tonnes)	119,130	102,288	93,391	409,065	396,633
Run-of-Mine	119,130	74,745	92,377	387,054	331,353
Low-Grade	n/a	27,543	1,014	22,011	65,280
Grade (g/t Au)	13.9	16.3	16.5	15.2	14.1
Run-of-Mine	13.9	21.6	16.6	16.0	16.5
Low-Grade	n/a	2.3	2.0	1.6	2.0
Recovery (%)	96.8	97.6	97.4	97.1	97.1
Gold Production (ozs)	51,608	52,318	48,206	194,237	175,167
Holt
Ore Milled (tonnes)	127,493	113,499	124,394	462,987	416,048
Grade (g/t Au)	5.0	4.6	4.5	4.7	4.5
Recovery (%)	94.9	94.5	94.5	94.8	94.5
Gold Production (ozs)	19,263	15,761	16,995	66,677	57,086
Taylor
Ore Milled (tonnes)	89,297	48,254	71,897	292,003	199,231
Grade (g/t Au)	6.0	6.7	5.0	5.6	6.9
Recovery (%)	96.2	96.1	95.5	96.2	96.5
Gold Production (ozs)	16,538	10,048	11,066	50,764	42,639
Operations on Care & Maintenance[2]
Cosmo – Gold Production (ozs)	n/a	13,307	1,290	20,595	55,765
Holloway – Gold Production (ozs)	13	9,825	n/a	287	28,135
Stawell – Gold Production (ozs)	n/a	6,971	n/a	n/a	32,204
Gold Production (excluding operations on care and maintenance or sold in 2017)	166,566	122,533	137,801	575,523	426,647
Total Consolidated Production (ozs)	166,579	152,636	139,091	596,405	542,751

1)

The Company’s Cosmo Mine in Australia was placed on care and maintenance effective June 30, 2017 (see News Release dated May 4, 2017). The Company’s Holloway Mine in Canada was transitioned to care and maintenance effective December 31, 2016 (see News Release dated December 12, 2016). The Company’s Stawell Mine in Australia was put on care and maintenance effective December 13, 2016 (see News Release dated December 12, 2016) and was subsequently sold on December 21, 2017 (see News Release dated December 11, 2017).

2)	Production numbers may not add to total due to rounding.

Performance Against Full-Year 2017 Production Guidance

	Canadian Mines			Australian Mines
	Macassa	Holt	Taylor	Fosterville	Cosmo	Consolidated
2017 Guidance (,000 ozs)	190 – 195	65 – 70	50 –55	250 – 260	20	580 – 595
2017 Production (ozs)	194,237	66,677	50,764	263,845	20,595	596,405

Full-year 2017 production from currently operating mines totaled 575,523 ounces, an increase of 35% from comparable full-year 2016 levels. Including production from mines currently on care and maintenance, including the Stawell mine, which was sold on December 21, 2017, total consolidated production for 2017 totaled 596,405 ounces, 10% higher than the 542,751 ounces produced in 2016. Total production from mines on care and maintenance (including Stawell prior to its sale) totaled 20,882 ounces in 2017 compared to 116,104 ounces in 2016.

Production in Q4 2017 from operating mines totaled 166,566 ounces, an increase of 36% from comparable production of 122,533 ounces in Q4 2016 and 21% higher than the 137,801 ounces produced the previous quarter. Including production from Cosmo, Holloway and Stawell, total consolidated production in Q4 2017 totaled 166,579 ounces, a 9% increase from Q4 2016 and 20% higher than Q3 2017.

Review of Operating Mines

Fosterville

The Fosterville Mine achieved a record quarter in Q4 2017, producing 79,157 ounces of gold, an increase of 78% from 44,406 ounces in Q4 2016 and 29% from 61,535 ounces the previous quarter. The average grade for the quarter of 21.5 g/t was the highest average quarterly grade ever reported by the mine, and compared to average grades of 8.5 g/t in Q4 2016 and 14.1 g/t in Q3 2017. A total of 118,877 tonnes were processed during Q4 2017 with average recoveries of 96.3%, which compared to 176,242 tonnes and average recoveries of 92.4% in Q4 2016 and 143,326 tonnes at average recoveries of 94.7% the previous quarter. The lower total tonnes compared to both prior periods reflected a focus on maximizing the extraction of higher-grade stopes within the Lower Phoenix system during Q4 2017.

For full-year 2017, Fosterville produced a record 263,845 ounces, a 74% increase from full-year 2016 production of 151,755 ounces. A total of 547,476 tonnes was processed in 2017 at an average grade of 15.8 g/t and average recoveries of 95.0%, which compared to 693,066 tonnes at an average grade of 7.6 g/t and average recoveries of 90.1% the prior year. During 2017, underground mineral reserves more than doubled at Fosterville, to 1,030,000 ounces, with the average underground mineral reserve grade increasing to 17.9 g/t, which compared to 490,000 ounces at an average grade of 9.8 g/t as at December 31, 2016.

Macassa

The Macassa Mine produced 51,608 ounces of gold in Q4 2017, the mine’s second-best quarter of production ever. Production at Macassa in Q4 2017 compared to record quarter production of 52,318 ounces in Q4 2016 and 48,206 ounces in Q3 2017. A total of 119,130 tonnes were milled during Q4 2017 at an average grade of 13.9 g/t with average recoveries of 96.8%, which compared to 102,288 tonnes at an average grade of 16.3 g/t and recoveries of 97.6% in Q4 2016 and 93,391 tonnes at an average grade of 16.5 g/t and average recoveries of 97.4% the previous quarter. The improvement in production from Q3 2017 reflected higher run-of-mine tonnes processed, which more than offset the impact of lower average grades as a small number of high-grade stopes did not perform as expected.

For full-year 2017, production at Macassa was a record 194,237 ounces, a 11% increase from full-year 2016 production of 175,167 ounces. A total of 409,065 tonnes was processed in 2017 at an average grade of 15.2 g/t and average recoveries of 97.1%, which compared to 396,633 tonnes at an average grade of 14.1 g/t and average recoveries of 97.1% the prior year. A 17% increase in run-of-mine tonnes processed more than offset a significant reduction in tonnes processed from low-grade stockpiles in accounting for the increase in total mill throughput. The higher volume of run-of-mine tonnes also accounted for the improvement in the average grade year over year.

Holt

During Q4 2017, the Holt mine achieved record quarterly production of 19,263 ounces, representing increases of 22% from Q4 2016 and 13% from the previous quarter, mainly reflecting a combination of higher throughput and an improved average grade compared to both prior periods. A total of 127,493 tonnes at an average grade of 5.0 g/t was processed from the Holt Mine at the Holt Mill during Q4 2017, compared to 113,499 tonnes at an average grade of 4.6 g/t for the same period a year earlier and 124,394 tonnes at an average grade of 4.5 g/t in Q3 2017. Recoveries averaged 94.9% in Q4 2017, which compared to average recoveries of 94.5% for both Q4 2016 and Q3 2017.

Production at Holt for full-year 2017 was a record 66,677 ounces, based on processing a total of 462,987 tonnes at and average grade of 4.7 g/t and average recoveries of 94.8% . Production in 2017 increased 17% from 57,086 ounces in 2016, when 416,048 tonnes were processed at an average grade of 4.5 g/t and average recoveries of 94.5 g/t. Higher production reflected a significant increase in tonnes processed due primarily to improved stope productivity, a new mining horizon being accessed in Zone 6 and favourable sequencing.

Taylor

Gold production from the Taylor Mine during Q4 2017 totaled 16,538 ounces, based on 89,297 tonnes processed at an average grade of 6.0 g/t and average recoveries of 96.2% . Q4 2017 production compared favourably to production of 10,048 ounces in Q4 2016, based on processing 48,254 tonnes at an average grade of 6.7 g/t and average recoveries of 96.1%, and production of 11,066 ounces in Q3 2017, based on 71,897 tonnes processed at an average grade of 5.0 g/t and average recoveries of 95.5% . The increase in total tonnes processed from Q4 2016 largely reflected the addition of a number of stopes to the mine plan for the second half of 2017, while average grades reflected mine sequencing. The increase in production from the previous quarter was mainly due to higher tonnes, which more than offset a reduction in the average grade.

Production at Taylor for full-year 2017 totaled 50,764 ounces, an increase of 19% from the 42,639 ounces produced in 2016. A total of 292,003 tonnes were processed in 2017 at an average grade of 5.6 g/t and average recoveries of 96.2%, which compared to total tonnes processed of 199,231 tonnes at an average grade of 6.9 g/t and average recoveries of 96.5% in the prior year. The significant increase in tonnes processed reflected a higher number of stopes available for mining, while the reduction in the average grade was consistent with planned stope grades.

Cosmo

On June 30, 2017, Kirkland Lake Gold suspended operations at the Cosmo Mine with the Mine being placed on care and maintenance. No production was recorded from Cosmo in Q4 2017, which compared to production of 13,307 ounces in Q4 2016 (from processing 157,770 tonnes at an average grade of 2.8 g/t and average recoveries of 94.5%) and 1,290 ounces in Q3 2017 (from processing 15,243 tonnes of stockpiled material at an average grade of 2.8 g/t and average recoveries of 94.9%) .

For full-year 2017, a total of 20,595 ounces was produced at Cosmo from processing 259,729 tonnes at an average grade of 2.6 g/t and average recoveries of 95.0%, which compared to production of 55,765 ounces in 2016 from processing 646,848 tonnes at an average grade of 2.9 g/t and average recoveries of 93.6% .

Sale of Stawell Gold Mines Pty Ltd.

On December 21, 2017, the Company completed a transaction to sell to an affiliate of Arete Capital Partners Ltd. (“Arete”) all the issued and outstanding common shares of its indirectly held wholly owned subsidiary, Stawell Gold Mines Pty Ltd., which holds the Stawell mine. Pursuant to the terms of the transaction, the Company received $6.25 million in cash consideration upon closing and retains a 2.5% net smelter return royalty on the Stawell mine.

Normal Course Issuer Bid (“NCIB”)

During Q4 2017, the Company invested C$26,263,786 related to the purchase 1,553,500 Kirkland Lake Gold common shares under the Company’s NCIB. Since the commencement of the NCIB program in May 2017, the Company has purchased a total of 5,443,400 common shares for cancellation at an average price of C$14.05 for a total of C$76,479,700. Under the NCIB, a maximum of 15,186,571 Kirkland Lake Gold shares can be purchased for cancellation. Accordingly, the Company may purchase an additional 9,743,171 common shares for cancellation through the NCIB until the program’s expiry in May 2018.

7.5% Convertible Debentures

The C$61.0 million in 7.5% unsecured convertible debentures of Old Kirkland Lake Gold matured on December 31, 2017. In accordance with the terms of the trust indenture, during Q4 2017, debenture holders elected to convert approximately C$61,724,000 at a conversion price of $13.70 per share, being a conversion rate of 72.9927 common shares for each $1,000 in principal held. As a result, the Company issued an aggregate of 4,505,393 common shares with respect to the conversion of the debentures. In addition, the Company paid an aggregate amount of C$324,116 in cash with respect to the outstanding debentures not converted and interest totaling C$2,139,968 with respect to all of the debentures. The debentures formerly traded on the TSX under the symbol KLG.DB.A.

Qualified Persons

Pierre Rocque, P.Eng., Vice President, Canadian Operations and Ian Holland, FAusIMM, Vice President Australian Operations are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this news release.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with total production in 2017 of 596,405 ounces of gold from mines in Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information

This press release contains “forward looking statements” and "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability of Kirkland Lake Gold to successfully integrate the operations and employees of its Canadian and Australian operations; the future development and growth potential of the Canadian and Australian operations; the future exploration activities planned at the Canadian and Australian operations and anticipated effects thereof; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form, financial statements and related MD&A for the financial year ended December 31, 2016 and the financial statements and related MD&A for the third quarter ended September 30, 2017, filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com .

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com